

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2019

Christopher Bruno
President
RSE Archive, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

>   **Re: RSE Archive, LLC**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed September 16, 2019**
>   **File No. 024-11057**

Dear Mr. Bruno:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2019 letter.

Amendment No. 2 to Form 1-A filed September 16, 2019

Exhibit 4.1, page 139

1.   Please augment your subscription agreement to include, as you did in your limited liability agreement, the statement that the Company acknowledges for the avoidance of doubt that this Section 11 shall not apply to claims arising under the Securities Act and the Exchange Act.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Office Chief, at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services